SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The audit committee and the board of directors of Tefron Ltd. ("Company") approved today the following resolution:

     Approving a reduction of 15% in compensation to all of the Company's executive officers. This reduction will be in effect as of 1.12.08 until the end of 2009 or until the Company returns to profitability (positive net earnings), whichever occurs first. This reduction is being made within the framework of the general cutbacks in the Company's expenses (including a reduction of up to 15% in employees' salaries) as part of the Company's efforts to improve its financial performance.

THIS REPORT IS FILED DURING THE PERIOD DURING WHICH TEFRON'S SHARES ARE NO LONGER TRADED ON NYSE AND IT IS NOT CLEAR WHETHER TEFRON WILL BE ABLE TO LIST ITS SHARES FOR TRADING ON ANOTHER U.S. EXCHANGE RECOGNIZED FOR PURPOSES OF CONTINUED REPORTING UNDER THE DUAL LISTING RULES (CHAPTER E3) OF THE ISRAELI SECURITIES LAW OF 1968.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: January 6, 2009


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